INITIAL ANNUAL INFORMATION FORM

April 30, 2004

CUMBERLAND RESOURCES LTD.
Suite 950 – 505 Burrard Street
Vancouver, British Columbia
V7X 1M4

TABLE OF CONTENTS

PRELIMINARY NOTES

1

Incorporation of Financial Statements

1

Date of Information

1

Forward Looking Statements

1

Currency Equivalents

1

CORPORATE STRUCTURE

2

Name and Incorporation

2

Intercorporate Relationships

2

GENERAL DEVELOPMENT OF THE BUSINESS

2

Three Year History

2

Significant Acquisitions and Dispositions

4

Trends

4

NARRATIVE DESCRIPTION OF BUSINESS

4

General

4

Applicable Governmental Regulation

4

RISK FACTORS

6

Speculative Nature of Mineral Exploration and Uncertainty of Development Projects

6

Operations Risks

7

Risks of Non-Availability of Insurance

7

Financing Risks and Dilution

7

Mineral Resources

7

Limited Operating History: Losses

8

Share Price Volatility

8

Gold Price Volatility

8

Currency Fluctuations

9

Impact of Price increases on Construction Items

9

Title Matters

9

Competition for Mineral Land

9

Key Executives

9

Environmental and Other Regulatory Requirements

9

Conflicts of Interest

10

MEADOWBANK PROPERTY, NUNAVUT

10

Property Description and Location

10

Accessibility, Climate, Local Resources, Infrastructure and Physiography

11

History

12

Geological Setting

12

Exploration

13

Mineralization

15

Drilling

16

Sampling, Analysis and Security

18

Mineral Resources and Mineral Reserve Estimates

20

Exploration and Development

22

SELECTED CONSOLIDATED FINANCIAL INFORMATION

22

Annual Information

22

Dividends

23

MANAGEMENT’S DISCUSSION AND ANALYSIS

23

MARKET FOR SECURITIES

23

DIRECTORS AND OFFICERS

23

 Directors’ Terms

25

 Control of Securities

25

Corporate Cease Trade Orders or Bankruptcies

25

Penalties or Sanctions

25

Personal Bankruptcies

26

Conflicts of Interest

ADDITIONAL INFORMATION

26

PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into this Annual Information form (“AIF”) are Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Year Ended December 31, 2003 as well as the consolidated financial statements of the Company for the year ended December 31, 2003, copies of which may be obtained online from SEDAR at www.sedar.com. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information contained in this AIF is as of April 30, 2004, unless otherwise stated.

Forward Looking Statements

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company.  When used in this document, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to the business and affairs of the Company.  Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors are identified in this AIF under the heading “Risk Factors”. Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions and changes in business strategy.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and we do not intend, and do not assume any obligation, to update these forward-looking statements.

Currency Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Our accounts are maintained in Canadian dollars.

CUMBERLAND RESOURCES LTD.
ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Name and Incorporation

Cumberland Resources Ltd. (“we” “our” “Cumberland” or the “Company”) was incorporated under the name of Eton Resources Ltd. on December 4, 1979, under the Company Act in British Columbia. On April 11, 1980, our name was changed to Cumberland Resources Ltd. On November 30, 1982, we were extra-provincially registered in Ontario and effective February 19, 2001 we were extra-provincially registered in Nunavut.

Our head office and principal address is located at Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, British Columbia, V7X 1M4. Our registered office is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.

Intercorporate Relationships

We have no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

We are a mineral exploration and development company engaged in the business of acquiring, exploring and developing mineral properties in Nunavut, Canada with an emphasis on gold. The following is a description of the general development of our business for the past three years.

Since 2000 we have been actively exploring our Meadowbank Gold Project (the “Meadowbank Project” or “Meadowbank”) with a view to increasing the known resources and improving the confidence levels of the resource categories. We commissioned a pre-feasibility study on the Meadowbank Project by MRDI Canada (now AMEC) in the spring of 2000 based on a mine model of 9 years of open pit and underground production at a production rate of 2250 tonnes per day. The study concluded that additional mineral resources could significantly improve the economics of the project. In the fall of 2001, a preliminary economic evaluation was initiated with MRDI Canada, to assess the economic impact of a new discovery called the Vault deposit. This study indicated that the discovery of the Vault deposit and its inclusion in the mine plan for Meadowbank has had a positive impact on the potential project economics.  In particular, the additional resource has allowed the plant throughput rate to be increased while still maintaining a reasonable mine life.  This increased throughput rate has resulted in a reduction of the estimated unit operating costs for the processing plant and general and administrative areas.

In 2002 we initiated an $8.0 million work program at Meadowbank, which included 16,000 metres (150 holes) of diamond drilling. A new shallow zone of mineralization, the Connector Zone, was outlined between the Third Portage and North Portage deposits. A new gold deposit, called the PDF deposit, was discovered 10 km north of the Vault deposit. We also accelerated environmental baseline studies to ready the Meadowbank project for environmental impact analysis and the commencement of the mine development permitting process. In addition, we expanded our metallurgical studies to include a wider representation of potential ore volumes from the Meadowbank deposits.

In October 2002, we awarded an independent feasibility study (the “Feasibility Study”) to AMEC E&C Services Limited (now AMEC Americas Limited) (“AMEC”) and commenced mine development permitting on the Meadowbank Project.  Resource estimates, incorporating the results from 2002 and 2003 drilling programs, were completed by AMEC in January 2004. AMEC estimated measured and indicated resources of 21,685,000 tonnes grading at 4.3 g/t and 5,356,000 tonnes of inferred resources grading 4.3 g/t. AMEC’s estimate did not include resource analysis of the PDF deposit.

In January 2004, the Department of Indian and Northern Affairs (“DIAND”) approved a recommendation by the Nunavut Impact Review Board (“NIRB”) for the Meadowbank Project to enter the formal project review process for mine development.  The next stage of the permitting process, following receipt of the final environmental terms of reference, will require the Company to submit an environmental impact study to NIRB.

In March 2004, the Company reported that the Feasibility Study at its Meadowbank Gold Project would not be completed by the end of the first quarter as originally planned and that due to seasonal constraints in shipping, such delay in the Feasibility Study will result in a one-year setback to the planned development of the project.  In addition, the Company also reported an increase in its preliminary capital cost estimates for the Meadowbank Project due to higher than anticipated costs for almost all items required for construction.     The Company has since formed a management committee, chaired by Walter Segsworth (one of its directors), and commenced a thorough review of all aspects of the preliminary estimate of capital costs and work is progressing on a wide range of design configurations and alternative throughput variations with a view to finding the most economically attractive parameters for developing a mine at Meadowbank.

Cumberland’s 2004 exploration program at Meadowbank, including two phases of diamond drilling totalling 12,000 metres, is budgeted at $4.7 million and will focus on expansion of known gold deposits, new exploration prospects and grassroots exploration within the 25-kilometre gold trend.

Cumberland also holds the Meliadine Project in Nunavut, which is divided into the Meliadine East and Meliadine West Projects. In 1995, the Company and Comaplex Minerals Corp. (“Comaplex”) granted WMC International Limited (“WMC”) an option to earn up to a 56% interest in Meliadine West.  The remaining 44% carried to production interest is held equally by us and Comaplex. With respect to the Meliadine West Project, in 2000 WMC conducted infill drilling to better understand the controls and the continuity of the mineralization of the various zones within the Tiriganiaq deposit and completed resource estimates. In 2001, WMC decided to sell its 56% interest in the Meliadine West Project and thereafter reduced the level of its activity on the Project considerably. A $2,070,000 work program on the Meliadine West Property was completed in 2003, the results of which are currently being analyzed.

On October 8, 2003, Comaplex announced it had closed a transaction whereby it had acquired the Canadian company which holds WMC’s interest in the Meliadine West project pursuant to the existing option agreement.  Comaplex therefore continues to hold 22% of the Meliadine West project directly and subject to its obligations to the Company, the Company which it purchased from WMC holds the right to perfect a 56% interest in Meliadine West by financing 100% of the property to commercial production.  The Company continues to enjoy the benefits of the original Meliadine Mining Venture Agreement dated June 5, 1995 between WMC, Comaplex and the Company.

The Meliadine East Project, a gold exploration property, is held 50% by us and 50% by Comaplex under the terms of a joint venture agreement in which we are the operator. The Meliadine Projects are not currently considered material to the Company.

Significant Acquisitions and Dispositions

There were no significant acquisitions or dispositions during 2003.

Trends

The Company is not aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company’s business other than as disclosed elsewhere or the risks summarized under the heading “Risk Factors”.

NARRATIVE DESCRIPTION OF BUSINESS

General

We are a mineral exploration and development company engaged in the business of exploring and developing our mineral properties in Nunavut, principally for gold.  To date the Company has no producing properties, and has not yet determined if its properties contain ore reserves that are economically recoverable.  The Company’s principal focus in recent years has been the development of the Meadowbank Project on which the Company has completed extensive drilling and test work.  A pre-feasibility study was commissioned in the spring of 2000 and a preliminary economic evaluation was initiated in the fall of 2001.  A Feasibility Study was commenced in October 2002.    In March 2004, the Company reported that the Feasibility Study would not be completed by the end of the first quarter as originally planned and that due to seasonal constraints in shipping, such delay in the Feasibility Study will result in a one-year setback to the planned development of the Meadowbank project.  In addition, the Company also reported an increase in its preliminary capital cost estimates for the Meadowbank Project due to higher than anticipated costs for almost all items required for construction.  The Company also has a 22% carried to production interest in the Meliadine West Project also located in Nunavut.  In addition, the Company is the operator of and holds a 50% interest in the Meliadine East Project.

As at December 31, 2003, the Company had 6 employees.

Applicable Governmental Regulation

Our principal mineral properties are located in Nunavut, Canada. Minerals in Canada are owned generally by the state (i.e., the public). Provincial governments administer the mineral resources within their respective provinces. However, in Nunavut managerial responsibility with respect to minerals is shared between the federal government and certain Inuit organizations as discussed below.

Under a July 3, 1993 Nunavut Final Agreement entered into between the Government of Canada and the Inuit of the Nunavut Settlement Area of the Northwest Territories (the “NFA”), the Inuit were granted ownership of 355,968 square kilometres of land in the Settlement Area. There are 944 parcels (16% of Nunavut) of Inuit Owned Lands (“IOL”) where the Inuit hold surface title only (“Surface IOL”). The Crown retains the mineral rights to these lands. Inuit also hold fee simple title, including mineral rights, to the remaining 150 parcels of IOL (“Subsurface IOL”), which total 38,000 square kilometres and represent approximately 2% of the territory. Surface title to all IOL is held in each region by one of three Regional Inuit Associations (“RIA’s”) which are responsible for the administration and management of surface lands falling within their respective jurisdictions, including the granting of third party surface rights in those lands. Mineral title to Subsurface IOL is held by Nunavut Tunngavik Incorporated (“NTI”), which is responsible in consultation with the RIA’s, for the administration and management of subsurface rights in those lands, including the granting of third party subsurface interests in those lands. NTI’s mandate includes safeguarding, administering and advancing the rights and benefits of the Inuit of Nunavut to promote their economic, social and cultural well-being through succeeding generations. The Lands and Resources Department of NTI is responsible for the implementation of Inuit responsibilities related to the management of IOL, the environment, minerals, oil and gas, and marine areas. NTI issues rights to explore and mine through its own mineral tenure regime. Mineral rights (mineral claims or leases) that existed at the time of the signing of the NFA, known as “grandfathered rights” continue to be administered by the federal Department of Indian Affairs and Northern Development (“DIAND”) until they terminate or the holder transfers its interests to the NTI regime. For both Surface IOL and Subsurface IOL, access to the land, through a Land Use Licence or Commercial Lease, must be obtained from the appropriate RIA.

DIAND administers mineral rights to the 98% of Nunavut for which the Crown owns these rights through the Canadian Mining Regulations pursuant to the Federal Territorial Lands Act. This includes Surface IOL, for which access to the land must nevertheless be obtained from the RIA as explained above. Crown-owned minerals may be acquired by staking and recording a mineral claim in accordance with the procedures set out in the Regulations. The mineral properties administered by the Federal Government under the Canadian Mining Regulations are subject to a lower royalty structure than the properties administered by the NTI.

There are two forms of mineral tenure that grant exclusive rights on Subsurface IOL, administered by NTI. These are the IOL Mineral Exploration Agreement (usually referred to as the “Exploration Agreement” or “EA”) and the IOL Mineral Production Lease (referred to as the “Production Lease”). The Exploration Agreement grants a company or individual the exclusive right to explore and prospect for minerals (excluding oil and gas and specified substances, such as construction materials and carving stone) on a portion of Subsurface IOL. This area, referred to as the Exploration Area, is similar in many ways to a mineral claim under the Canada Mining Regulations. The Production Lease grants the holder of an Exploration Agreement the right to produce minerals from a portion of the Exploration Area known as the Production Lease Area.

Since 1999, NTI has had in place a system of application that does not require staking when applying for an Exploration Agreement. Rather, the application requires only a description of the Exploration Area based on a latitude and longitude. Under the standard terms, successful applicants, upon executing the new Exploration Agreement and submitting the first year’s annual fees, will be granted the exclusive rights to explore for minerals in the Exploration Area. In order to gain access to the land, however, the applicant must obtain a surface right issued by the RIA.

Existing third party interests in IOL (“grandfathered” interests) are protected under the NFA as follows:

(a)

Where a third party has been granted a surface interest in IOL (e.g. a Land Use Permit under the Territorial Land Use Regulations), that interest will continue in accordance with the terms and conditions on which it was granted. However, the rights and obligations of the federal government in relation to that interest are assumed by the appropriate RIA and that RIA is entitled to receive from the third party whatever consideration was payable to the federal government for the interest granted;

(b)

Where a third party has been granted a subsurface interest (e.g. a mining lease under the Canada Mining Regulations) in IOL, that interest will continue in accordance with the terms and conditions on which it was granted, including any rights granted under the legislation which gave rise to the interest, or any successor legislation applicable to similar interest in Federal Lands. However, where any successor legislation would have the effect of diminishing the rights afforded to the federal government, it will not bind NTI without its consent.  NTI is entitled to receive whatever compensation is payable by the interest holder for the use or exploitation of mineral rights. The federal government will continue to administer the third party interest on behalf of NTI unless the third party and NTI enter into an agreement under which the third party agrees to the administration of their interest by NTI.  If an agreement is reached the applicable federal legislation will cease to apply to the third party interest.

With respect to our “grandfathered” claims and leases (“tenure”) at the Meadowbank and Meliadine properties:

(i)

If any interest in subsurface rights lapses and is re-staked, or if additional ground is staked, then, under the NFA, such interests would be administered by the Designated Inuit Organization (“DIO”) and subject to the rules established by the DIO; NTI is the DIO in respect of subsurface rights and the regional Inuit Association is the DIO in respect of surface rights.

(ii)

We have the option of having the tenure administered by the federal government under the Canadian Mining Regulations or administered by NTI. The tenures, which make up the Meadowbank and Meliadine properties, were acquired by staking prior to the signing of the NFA. Under the NFA, the mineral rights of existing claims are administered by the Federal Government. If the tenure holder determines a benefit to having the tenures administered by the NTI, the tenure holder may choose to lapse the claims and immediately re-acquire them under a NTI concession.

(iii)

Surface access is allowed pursuant to Article 21 of the NFA, however, since the Inuit have the surface title to the area of our tenures, negotiations will be required with the DIO before mineral development could proceed. If a decision is made to bring the properties into production, an Inuit Impact Benefits Agreement (“IIBA”) will be necessary. The IIBA is negotiated with the DIO. Surface access to the properties is currently granted by a Land Use Permit issued by the local RIA.

RISK FACTORS

Speculative Nature of Mineral Exploration and Uncertainty of Development Projects

Mineral exploration is highly speculative in nature, involves many risks and is frequently not productive. There can be no assurance that our exploration efforts will be successful. Success in identifying and increasing mineralized material and converting such mineralized material to reserves is the result of a number of factors, including the quality of a company’s management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineral resources are discovered, it may take many years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineralized material and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive remote locations, such as the areas of Nunavut where our properties are located. As a result of these uncertainties, no assurance can be given that our exploration programs will result in commercial mining operations.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold or diamonds, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Operations Risks

The business of exploratory searches for minerals and the business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Our properties are located at high latitudes and, as a result, conducting exploration, construction or mining operations may be hampered by severe weather conditions.

Risks of Non-Availability of Insurance

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts, which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risks. We may become subject to liability for cave-ins, pollution or other hazards against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities

Financing Risks and Dilution

Although we currently have sufficient financial resources to undertake our presently planned exploration and development program at Meadowbank, further exploration on, and development of, our mineral properties in Nunavut will require additional capital. In addition, a positive production decision on our Meadowbank project would require significant additional capital for project engineering and construction. Accordingly, the continuing exploration and development of our projects depends upon our ability to obtain equity and debt financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. If we are unable to acquire additional capital we will be forced to curtail exploration and development activities and general administrative spending and may seek to joint venture or farm-out some of our properties. In addition to the need to complete additional equity financings in order to advance its exploration and development projects, there are a number of outstanding securities and agreements pursuant to which our common shares may be issued in the future. This would result in further dilution to our shareholders.

Mineral Resources

The mineral resources described in this document are estimated only and no assurance can be given that inferred, indicated or measured resources will be moved to higher confidence levels or that any proven or probable reserve will be discovered or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources material will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material. While the Company’s resources are estimated by independent and experienced third parties, material changes in mineral resources, grades, stripping ratios and recovery rates as well as declines in the market price of gold may affect the economic viability of projects. “Mineralized material” has a great amount of uncertainty as to its existence and a great uncertainty as to its economic and legal feasibility. It cannot be assumed that mineral resources will ever be upgraded to reserves.

Limited Operating History: Losses

We have limited experience in the development of mines and in the construction of facilities required to bring mines into production. We have relied and may continue to rely upon external consultants and others for expertise in these areas. We may determine that it is not commercially feasible or it is impractical to commence commercial production on our projects or, if commenced, to continue commercial operations.

We have no experience in mining or processing of metals. We have experienced, on a consolidated basis, losses in all years of operations. As at December 31, 2003, our deficit on a consolidated basis totalled $55,205,622. All of our activities have been of an exploration nature. There can be no assurance that we will generate profits in the future.

Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of our common shares fluctuated from a high of $5.25 to a low of $0.80 within our two most recent fiscal years, being 2003 and 2002.  Share price fluctuations are likely to continue in the future.

Gold Price Volatility

The market price of gold is volatile and cannot be controlled. If the price of gold should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond our control could affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors beyond our control, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted.

Factors tending to affect the price of gold include:

  the relative strength of the U.S. dollar against other currencies;

  government sale or lending of gold bullion, and perceptions of their future intentions;

  government monetary and fiscal policies:

  expectations of the future rate of global monetary inflation and interest rates;

  general economic conditions and the perception of risk in capital markets;

  political conditions including the threat of terrorism or war and restrictions on holding of gold;

  speculative trading;

  investment demand for gold;

  supply of gold from production, disinvestments and scrap recycling.

Currency Fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future.  Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company’s capital costs and expenses are expected to be incurred in Canadian dollars.  The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company’s future operating revenue in Canadian dollar terms.  Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company’s future operating revenue in Canadian dollar terms.

Impact of Price increases on Construction Items

The amount of capital costs associated with the development of a mining property would be adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables.  Such price escalations are affected by numerous factors beyond the Company’s control.

Title Matters

Some of the mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements.  Other parties may dispute our title to mining properties. All of the claims on the Meadowbank property have been surveyed and converted to leases. While we have diligently investigated title to all mineral claims and, to the best of our knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Competition for Mineral Land

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. We compete with other mining companies, many of which have greater financial resources than us, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Key Executives

We are dependent on the services of key executives, including our President and Chief Executive Officer, our Chief Financial Officer and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Environmental and Other Regulatory Requirements

At present, none of our properties are at the development stage. However, when a property is identified as having economic potential, government approvals, permits and licences will be required. These approvals, permits and licences will include water licenses, land use permits, fuel storage permits, mine construction and mining operations licences, which include mine waste and tailings disposal sites. Delays in obtaining or any failure to secure such approvals, permits and licences could materially adversely affect our financial performance. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any properties we must obtain regulatory approval and there is no assurance that such approvals will be obtained.   Under the current regulations, approval to develop a mining operation at the Meadowbank gold project requires a thorough environmental review process conducted by the Nunavut Impact Review Board with final approvals by the Federal Government.  Although the Company believes its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

Conflicts of Interest

Certain of our directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Under the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

MEADOWBANK PROPERTY, NUNAVUT

The following description and disclosure regarding the Meadowbank Project is summarized from the independent technical report prepared by AMEC dated January 29, 2004 titled “Meadowbank Resource Estimate, Nunavut, Canada” (the “AMEC Report”).  Readers are encouraged to review the AMEC Report in its entirety on SEDAR at www.sedar.com. The resource estimates in the narrative below are also taken from the AMEC Report and are based on the parameters and assumptions and are subject to the qualifications set out therein.

Property Description and Location

The Meadowbank Project consists of 10 Crown mining leases and 3 NTI exploration concessions located in the Kivalliq District of Nunavut in Northern Canada; National Topographic Series (NTS) Mapsheets 56 E/4 and 66 H/1, UTM (Zone 14) coordinates 7214000 N and 638000 E, near latitude 65° 00’ N and longitude 96° 00’ W. The property lies in the Third Portage Lake area, approximately 70 km north of the Hamlet of Baker Lake.

Title to the 10 leases and 3 concessions is held 100% by Cumberland.  The table below lists the status of mineral tenure for the Meadowbank Project.  All of the mining leases and Exploration Concessions are currently in good standing, including the NTI Exploration Concession that contains the Vault deposit.  All the surrounding claims are contiguous, with the exception of one sub-area of concession BL 14-99-02.  The Crown mining leases have been legally surveyed, but the NTI Exploration Concessions have not.  (Note: NTI concessions were acquired by map staking and there is nothing on the ground to survey)

The table below shows the status of mineral tenure for the Meadowbank Project, including the Vault deposit.

Status of Mineral Tenure for the Meadowbank Project

Claim Name	Lease #	Effective Date	Expiry Date	Acreage	Hectares
Crown Mining Leases
Dick	3669	13 Dec. 1995	13 Dec 2016	1800	728.44
Carey	3670	13 Dec. 1995	13 Dec 2016	2545	1029.93
OY 2	3782	27 Apr. 1998	27 Apr. 2019	2547	1030.74
OY 3	3783	27 Apr. 1998	27 Apr. 2019	2582	1044.90
OY 4	3784	27 Apr. 1998	27 Apr. 2019	1954	790.76
YO 1	3777	27 Apr. 1998	27 Apr. 2019	1460	590.84
YO 2	3778	27 Apr. 1998	27 Apr. 2019	2020	817.47
YO 3	3779	27 Apr. 1998	27 Apr. 2019	1652	668.54
YO 4	3780	27 Apr. 1998	27 Apr. 2019	1105	447.18
YO 5	3781	27 Apr. 1998	27 Apr. 2019	607.76	245.95
NTI Exploration Concessions
BL 14-99-01		31 Dec. 2000			9234
BL 14-99-02		31 Dec. 2000			8502
BL 14-99-03		31 Dec. 2000			5390

The NTI Exploration Concessions are being explored under an agreement with NTI, the non-profit organization responsible for administering mineral rights on Inuit-owned Lands.  The agreement has undergone several years of review and has only recently been standardized by NTI.  Provisions include yearly exploration expenditures and fees and standard reporting requirements similar to those existing under federal jurisdictions for assessment. The yearly land fees and required exploration expenses for the NTI Exploration Concessions increase as the exploration agreements mature.  For 2004, the Exploration Concessions require payment of $46,252 for land fees and combined expenditures of $231,260 on exploration directed at the exploration areas.

During the exploration phase, lands within Exploration Concessions can be held for up to 20 years.  The agreement incorporates a production lease, which can be activated upon delivery of a pre-feasibility study.  Production from the new lands will be subject to a 12% net profits interest royalty in which annual deductions are limited to 85% of gross revenue.  All deductions are placed into one deduction pool and can be carried forward until fully deducted.  The agreement also allows for potential participation by NTI in financing all or part of planned mine development.

Two permits are required to conduct exploration work on Inuit Owned Lands in the Kivalliq Territory of Nunavut.  One is the Land Use Permit administered by the Kivalliq Inuit Association (“KIA”).  The Company applies for this permit annually by submitting a proposal of work that must be approved by KIA and various boards that administer the Land Use Permits.  The other required permit is the Water Use Permit, administered by the Nunavut Water Board, which covers the amount of water the project will use in camp and for exploration purposes in one calendar year.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Meadowbank Project is serviced via Baker Lake (70 km to the south), which provides summer shipping access and year-round airport facilities.  Winter access to the project area is by helicopter, ski-equipped aircraft or snow vehicle over a winter ice road.  Helicopter or float-equipped Twin Otter aircraft provide transportation during the summer.  The camp is within 2 km of the Goose Island and Portage deposits, but is approximately 8 km from the Vault deposit.

Land exposure consists of gently rolling hills and muskeg bound by numerous lakes and rivers.  Vegetation is limited to small shrubs, lichen, and grasses.

Arctic winter conditions prevail from October through May, with temperatures ranging from +5°C to -60°C.  This region is considered to have an arid arctic climate where snowfall rarely exceeds 1 m and annual rainfall is not significant.  Light to moderate snowfall is accompanied by variable winds of up to 90 km/h.  Summer temperatures usually range from -5°C to +25°C.  Exploration work is generally conducted from March through to September.

The camp consists of a large wood framed head office/kitchen/dry facility, three large Weatherhaven all-weather structures (geology office/core shack/recreational facilities) and numerous insulated canvas tents and Weatherhaven sleeper tents.  It can currently accommodate up to 60 people.  Baker Lake has a year-round population of approximately 1,200 inhabitants and the services available there include a nursing clinic, motels and restaurants, expediters, an all season airport and 2.5 months of ice-free shipping access to Hudson Bay via Baker Lake and Chesterfield Inlet.

History

Exploration for gold in the Meadowbank area was motivated by the discovery of uranium in the Baker Lake basin in the 1970s.  In the following decade, regional grassroots exploration programs outlined gold-bearing Archean greenstone belts in the Baker Lake area.  In the Meadowbank area, this work culminated in the staking of ground by Wollex Exploration in 1983 due to the presence of anomalous gold and silver values in prospecting samples.

In 1985, a joint venture with Asamera Minerals (“Asamera”) (60%) and Comaplex (40%) was launched to explore gold and silver showings in the area.  Over the next few years, several of these targets were evaluated by diamond drilling and by land-based magnetometer, VLF and airborne magnetometer geophysical surveys.  In 1987, the Third Portage deposit – the first of five gold deposits currently known at Meadowbank, was discovered.

Six exploration permits were acquired in 1989, and the joint venture was expanded to include Agnico-Eagle Mines, Hecla Mining Company, and Lucky Eagle Mines.  This joint venture executed a detailed exploration program that consisted of ground magnetic and EM geophysical surveys, 1,529 m of core drilling and surface mapping.  Over the next two years work was focussed on and around the Third Portage deposit.  Three wide-spaced drill holes intersected mineralization in what is now known as the Goose Island deposit.

Agnico-Eagle, Hecla Mining, and Lucky Eagle did not fulfill their work obligations in 1992 and ceased to be partners in the joint venture.

In 1994, Cumberland entered the joint venture by acquiring Asamera’s 60% interest.

Geological Setting

The deposits that make up the Meadowbank Project lie in the Rae subprovince of the western Churchill Province of the Canadian Shield.  The host unit is the Archean (ca. 2.7 Ga) Woodburn Lake Group, which occurs as a narrow neck of structurally complex supracrustal rocks sandwiched between granite plutons.  Rocks of the Woodburn Lake Group have been correlated with units of the Prince Albert Group to the northeast towards Committee Bay.  Correlations with supracrustal rocks to the south across the Snowbird Tectonic Zone near Baker Lake are less clear.  The Paleo-proterozoic Baker Lake Basin unconformably overlies the Woodburn Lake Group to the south.

The Woodburn Lake Group consists of quartzites, komatites, iron formation, felsic to intermediate volcaniclastic rocks and related sedimentary rocks.  These units are variably deformed and metamorphosed at greenschist to granulite facies.  The regional metamorphic history is characterized by amphibolite facies assemblages to the south of the Meadowbank Project.  To the north, chloritoid-bearing greenschist facies assemblages prevail, suggesting that the Meadowbank gold deposits lie near the greenschist-amphibolite transition.  A low-grade Hudsonian thermal metamorphic overprint is indicated by 1750 Ma K-Ar ages of micas, and Hudsonian magmatic activity documented by 1835 Ma monzonite in an underformed granite dyke south of Meadowbank.

Three principal deformation increments are preserved throughout the Meadowbank region.  These entail an early tight to isoclinal folding and profound transposition (“D1”), subsequent mesoscopic to macroscopic kink folding (“D2”) of D1-related fabrics, and a gentler crenulation overprint (“D3”), which weakly modifies D1-D2 fabrics.  The morphologies of the D1-D3 structural fabric elements, and their relative timing relations, are consistent throughout the area.

The Meadowbank property is underlain by a complex, polydeformed package of Archean supracrustal rocks that is dominated by intermediate volcaniclastic rocks and wackes, with lesser interbedded iron formation, pelitic schist, ultramafic schist and quartzite.

Exploration

After entering the joint venture in respect of the Meadowbank Property in 1994, the Company continued drilling and geophysical programs, including detailed ground magnetic surveys and Max Min (HLEM) surveys, through to 1997.  This work further delineated the Third Portage deposit and outlined the Goose Island deposit.  The North Portage deposit was also discovered and delineated during this period.  In 1997 Cumberland became the sole owner/operator of the project when it acquired Comaplex’s 40% interest.

The Bay Zone was discovered in 1998.  In 1998 and 1999, a total of 24,191m of drilling was completed in 160 drill holes on all of the deposits.  In 1999, extensive surface trenching at the Third Portage deposit was completed. Also in 1999, Cumberland initiated a regional prospecting program to the north of the known deposits.  The focus was on re-assessing property that had been previously explored by the original joint venture.  This work indicated the existence of two mineralized trends in the Meadowbank area and led the company to acquire three mineral exploration agreements (“NTI Exploration Concessions”) on approximately 30,000 ha on 31 December 1999.  These land parcels were contiguous with the mining leases surrounding the existing Meadowbank deposits.

In 1999 Cumberland retained MRDI (now AMEC) to complete a pre-feasibility study on the Bay Zone, Goose Island, North Portage and Third Portage deposits.  The work included an estimate of the mineral resource and reserve and involved a preliminary mine plan that utilized a combination of open pit and underground mining methods. Exploration in 2000 focussed on the newly acquired concessions and concentrated on locating mineralization proximal to the existing Meadowbank deposits that would be amenable to open pit mining.  In the spring, 37 drill holes were completed (3,546 m) on three showings, one of which was the Vault occurrence.  This work resulted in the discovery of the Vault deposit.

The 2001 exploration program consisted of grid preparation, ground geophysics, and continued diamond drilling on the Vault prospect.  The geophysical programs included ground magnetic, down-hole IP, and 1,590 line km of airborne magnetometer and EM surveys.  Drilling in 2001 consisted of 4,044 m in 19 holes and targeted along-strike and down-dip extensions of the mineralization.  It also filled in portions of the deposit drilled in 2000.

MRDI was again contracted by Cumberland to update the geological resource on the new Vault deposit based on the 2000 and 2001 drilling results.  This work was completed in November of 2001.

In 2002, Cumberland completed 8,191m of definition diamond drilling in 66 holes at the Vault deposit.  Most of these holes were designed to increase the sampling density within the relatively near surface portion of the deposit and to improve confidence levels in preparation for the Feasibility Study.  Additionally, 18 holes totalling 1,783m were completed on the PDF deposit.  These holes followed up on scattered drill hole intersections obtained during 2000, and were successful in partially delineating a significant new zone of mineralization.  In the Portage area, 6,022.5m of drilling was completed in 58 holes.  Most of the drilling in the Portage area focused on the newly discovered Connector zone and infill in the North Portage Deposit in preparation for the Feasibility Study.  These holes successfully connected the North and Third Portage areas into one single deposit, providing continuous mineralization over 1800 m of strike length.  Other exploration work in 2002 included the completion of a large program of overburden reverse circulation (“RC”) drilling in the area between the Vault and North Portage deposits in an effort to locate gold anomalies in the glacial till immediately down-ice of buried deposits.  The work resulted in the definition of several anomalies.

In 2003, exploration at Meadowbank was focussed on three main objectives: (1) infill drilling at the Vault, Portage and Goose Island deposits, (2) regional mapping and other follow-up work on targets generated by the 2002/2003 overburden reverse circulation drilling program, and (3) additional drilling at the PDF deposit.

A combined total of 165 holes (16,153.5 m) were drilled at the Vault, Portage and Goose Island deposits in 2003.  One hundred and five (9,058 m) of the holes were drilled at Vault, 55 (6,817.5 m) were drilled at Portage, and 5 (278 m) were drilled at Goose Island.  All of these holes were designed as infill holes to improve confidence levels for future resource estimates.

Ten holes totalling 1,103 m were drilled to test the Wally south area, 3 km to the north of the Vault deposit.  Results from this program have helped to refine 2004 exploration drilling targets

Diamond drilling in the PDF area in 2003 was successful in further delineating the gold deposit, located approximately 22 km north of the Meadowbank camp on the eastern shores of Pipedream Lake.  A total of 912 m of NQ size drill core was drilled in seven holes from 22 July to 1 August 2003 on the PDF grid. A total of 438 samples from this program were sent to International Plasma Laboratories of Vancouver for assay. To date gold mineralization has been intersected in 23 of 31 holes drilled in the PDF deposit area, including hole PDF03-028 that intersected 2.54 g/t over 4.04 m.

The PDF mineralized zone has been traced along strike for approximately 300 m and up to 250 m down dip locally. The auriferous vein set(s) show good continuity both down dip and along strike but may pinch and swell as it passes through the deposit area. Inferred resource estimates for the PDF deposit calculated in 2003 outlined 344,000 t at 5.2 g/t Au for a total of 57,511 oz of contained gold.

A program of RC drilling was conducted in the period 15 April to 8 May 2003 covering 12.2 km2 of prospective volcaniclastic stratigraphy between the Crown and Longroot target areas. Combined with 2002 RC drilling, the 2003 program extends the gold grain, till geochemical, bedrock geochemical and bedrock lithologic data coverage to 16.5 km of the volcaniclastic belt north from and encompassing the Portage and Vault gold deposits.

The 2003 RC drill program utilized a 100 m x 300 m grid pattern oriented approximately parallel to the dominant ice direction of 350°.  A total of 381 vertical holes (1517.4 m) were completed during the RC program with 131 holes (34.4%) drilled in exploration concession BL14-99-01 and 250 holes (65.6%) drilled in concession BL14-99-02.

A total of 414 till samples collected during the program underwent gold grain analysis from Overburden Drilling Management in Ottawa along with fire assay for gold with ICP trace element geochemistry from International Plasma Labs in Vancouver. A total of 377 bedrock samples received fire assay for gold with a 30-element ICP analysis at International Plasma Labs in Vancouver.

The RC drill program appears to be an effective prospecting tool for the Meadowbank Project, enabling the systematic evaluation of large areas of ground in a relatively short time period. The program was successful in generating a number of exploration targets, including several high priority targets proximal to the Vault Deposit.

A strong gold in till anomaly was identified at the Crown target with a single sample returning 2,220 pristine plus modified gold grains (normalized to 10 kg).

Elevated gold (up to 170 ppb), arsenic and zinc in bedrock and localized gold counts up to 909 pristine plus modified grains suggest good exploration potential at Longroot.

Mineralization

Gold mineralization in the Meadowbank deposits is intimately associated with sulphides, dominantly pyrite and pyrrhotite. The styles and timing of gold mineralization discussed below are based on observations of the banded iron formation hosted deposits near Third Portage Lake: Portage Deposit and Goose Island, and the Bay Zone, and from work on the more recently discovered shear hosted Vault Deposit, seven kilometres to the north.  Similarities in the styles of mineralization found in these deposits indicate that these observations are valid in a regional context.

Goose Island and Portage Deposits

In the main deposit area, near Third Portage Lake, pyrrhotite and pyrite occurs in two main habits. Most predominant is as replacement of magnetite in the oxide iron formations where the sulphides tend to be concentrated along SO//S1 planes and possibly S2 in fold limbs. Also important is sulphide occurring as fracture fill ± silica and disseminations in both the iron formation and surrounding clastic units. Total sulphide content generally varies from 1% to 2% up to approximately 10%. Locally over very short widths sulphide content, the proportions of pyrrhotite versus pyrite and replacement versus fracture fill can be higher and variable. In the Goose Island and Third Portage areas pyrrhotite replacement is dominant while in North Portage pyrite replacement is dominant. Gold grades do generally increase with increasing sulphide content however there does not appear to be a specific correlation with either pyrrhotite or pyrite.

The bulk of the gold mineralization in the deposits is contained within the iron formations (wrapped around a core of ultramafic rocks), with mineralization in the clastic units probably representing remobilization and secondary enrichment by gold bearing fluids. The gold tends to be concentrated along the lower limb and in the hinge areas of the recumbent fold, and shows excellent continuity both along strike and down dip through the deposits. The concentration of sulphides and gold along S1 and S2 in the deposits indicates that the bulk of the mineralization must have occurred during the D1-D2 deformational event (syn D1-D2). Later concentrations of pyrite ± pyrrhotite and gold are associated with local quartz veins that appear to occur along the axial planes of F3 folds. This style of mineralization is probably related to remobilization of pre-existing gold during the D3 deformational event.

Defined over a 1.85 km strike length and across lateral extents of 100 m to 230 m; the geometry of the Third and North Portage deposits consists of a NNW striking recumbent fold with limbs that extend to the west. The hinge area is only expressed in parts of the strike and the lower limb is preserved throughout (splitting into several strands in the hinge area).  The lower limb is typically 6 m to 8 m in true thickness, reaching up to 20 m in the hinge area.  Later folding event have created a north-south “porpoising” effect on the gold-bearing units.  This deposit group remains open along the strike to the north, at depth and southwards towards the Goose Island deposit.

Goose Island deposit is similar in its geometry and setting, with a NNW trend and a steep westerly dip.  Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth.  The deposit is currently defined over a 750 m strike length and down to 500 m at depth (mainly in the southern end); with true thicknesses of 10 m to 12 m (reaching up to 20 m locally).

Vault Deposit

At the Vault Deposit pyrite is the dominant gold bearing sulphide mineral. Sulphides occur in several planar, shallowly dipping lenses that are associated with a zone of deformation that is generally expressed by a strong foliation (SO/S1 plane). Mineralization tends to be concentrated in the volcaniclastic units, where the sulphides occur as weak to strong disseminations and as fracture fill, with percentages ranging from 1% up to 10% to 15%. Later cross cutting quartz-carbonate veinlets carrying minor chalcopyrite, sphalerite, galena and occasionally grains of native gold, are present locally.

There is a strong correlation between sulphide content and sericite-silica alteration. The association between sericite alteration and gold is also prevalent in the mineralized clastic units of the other deposits at Meadowbank. In the Vault area, the iron formations tend to lack significant gold mineralization; this may be due partly to their discontinuous and wispy nature. The gold mineralization in the Vault deposit shows excellent continuity both down dip and along strike.

The Vault Deposit is planar with a defined strike of 1,100 m at an azimuth of 047° (UTM – zone 14).  It remains open down its dip of 22° to the southeast; but has been defined for 700 m, down dip.  The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east respectively.  The main lens has an average true thickness (based on 1g/t shell) 8 m to 12 m, reaching as high as 18 m locally.  The hanging wall lenses are typically 3 m to 5 m (up to 7 m) in true thickness.

Drilling

A total of 678 diamond drill holes were used for the resource estimate.  Out of these 217 were drilled on the Vault deposit, 69 on Goose Island, and 392 on Portage. All of the drilling data stored in the Meadowbank resource modelling database has been collected from diamond core holes.  Almost all of the holes were completed with NQ sized equipment, with the only exceptions being 11 metallurgical holes and 8 geotechnical holes that were completed with larger HQ sized equipment.  One contractor, Boart Longyear Drilling of Saskatoon, Saskatchewan, has completed all of the holes at Meadowbank, utilizing two LY-38 drill rigs that were joined in 1999 by a hydraulic LF70 rig.  In AMEC’s opinion, the equipment and methods used to collect drill core at Meadowbank are consistent with industry standard practices.

Surveying

Surveying at Meadowbank is accomplished with a Total Station instrument and calculations are referenced to a series of control points tied to a local geodetic monument.

All of the Goose Island and Portage drill hole and trench sample data is stored in the Gemcom database with Portage local grid coordinates (baseline at 022.58° from true north) and UTM Nad83 Zone 14 co-ordinates.  All of the Vault drill hole and trench sample data is stored in the Gemcom database with Vault local grid coordinates (baseline at 044.39° from true north) and UTM Nad83 Zone 14 co-ordinates.

Collar Locations

With the exception of some very old holes drilled prior to 1990, all collar locations that were drilled prior to the summer of 2002 were laid out along a surveyed reference grid marked by wooden stakes and flagging that had been previously set out with a transit.  Hole locations drilled prior to 1990 were laid out with a compass and chain.  Hole locations drilled after the spring of 2002 were laid out with a Total Station.

The majority of the drill hole collar locations at Meadowbank have been surveyed with a Total Station after or during drilling.  However, drill holes collared on lake ice before 2002 were not surveyed.  Contract surveyors located the hole collars drilled on land prior to 2002 with a Total Station in batches after the drilling campaigns were complete.  During 2002 and 2003, Cumberland personnel surveyed the drill holes with a Total Station while the drill was set-up on the hole.

AMEC is confident that the drill hole collar locations are accurate.  Any risk due to a lack of collar location surveys for the holes drilled from lake ice prior to 2002 is minimized by Cumberland’s use of a Total Station instrument to layout the hole collar position prior to drilling.

Collar Orientations

The collar orientations for the holes completed in 2002 and 2003 were measured by surveying two points on the drill string with a Total Station while the drill was set up on the hole.  Prior to 2002, idealized collar orientations have been utilized because the drill hole collars were surveyed after the drill was moved off the hole.  The idealized orientations are based on two assumptions: (1) that the drill azimuth was set up parallel to the wooden stake grid reference line, and (2) that the line was correctly located.  To test the validity of those assumptions, AMEC plotted the difference between the surveyed azimuths and the designed (ideal) azimuths for the holes drilled at Portage in 2002 and 2003.  The variability of these azimuths can be reasonably assumed to reflect the variability of the unsurveyed pre-2002 azimuths.

AMEC considers the collar azimuth deviations measured in 2002 to 2003 to be reasonable and similar to those encountered in other definition drilling campaigns.  It is also AMEC’s opinion that: (1) the true collar azimuths of the holes drilled prior to 2002 are probably scattered around the idealized azimuth with a similar amount of variability, and (2) that this will have little or no influence on the reliability of the drill hole data at Portage.  The impact of the azimuth variability is expected to be minor due to the short down hole distances to the intersections at Portage (average 66 m) and the relatively steep dips of the drill holes at Portage (average -65°).  AMEC recommends that Cumberland continue the practice of surveying the collar orientations while the drill is set-up on the hole during future drilling campaigns.

Down hole Surveys

All of the drill holes have been subjected to down-hole orientation surveys with a single shot Sperry-sun instrument.  Azimuth data for holes located at Goose Island and Portage were not retained because of the influence of the highly magnetic BIF on the readings.  Some of the azimuth data at Vault has been incorporated into the database due to the absence of BIF there.

The drilling contractors conduct the Sperry-sun surveys and the readings were collected at 50m intervals during drilling or after the hole was complete.  Cumberland geologists interpret the surveys and applied adjustments for the magnetic declination, UTM correction, and local grid rotation when applicable (Vault only).

A total of 16 holes (11 at Goose Island and five at Third Portage) have been surveyed with a Light-log instrument.  Light-log surveys record the position of a focused light beam at the end of a rod to determine the curvature of the hole and thus magnetic rocks do not affect the results.

Core Logging Procedures

Cumberland geologists logged the drill core in camp.  Data on lithology, mineralogy, alteration and structure were routinely collected along with some basic geotechnical parameters such as RQD, fracture density and recovery.  Sample intervals were marked by the geologists and assigned sample numbers after geological logging.  External consultants completed more detailed geotechnical logging of selected drill holes when warranted.

On the final logs, percentage estimates of sulphide and alteration mineralogy were accompanied by assay results and text descriptions of consistent geological intervals.  Lithological unit codes often contained alteration type descriptors.  For example, IVsc was a lithologic code used for sericite altered IV.  The result of the alteration/lithology combinations is a large number of unique lithologic codes.  Collar coordinates and drill hole orientation data were also included on the logs.  For most holes, the film disks from the Sperry-sun surveys were attached to the original log.

In AMEC’s opinion, the core logging facilities presently on-site are spacious and well equipped.  The drill logs are well organized and contain sufficient detail to adequately characterize the geology of the Meadowbank deposits.  To reduce the number of lithologies and simplify geological coding of assay and composite assay intervals, AMEC recommends keeping alteration codes separate from lithological codes.  AMEC also recommends that a copy of the original assay certificates be attached to each drill log to facilitate future checks and audits.

Sampling, Analysis and Security

Generally, all of the sulphidic core drilled at Meadowbank was sampled along with a minimum “shoulder“ of 1m of waste material on either side of the sulphide-bearing interval.  Sample intervals are geologically constrained and are generally determined on the basis of sulphide content or at lithological contacts.  Sample lengths in the database range from 9cm up to a maximum of 7.27m, but only 20% of the samples have a length greater than 1.0m, and only 0.3% of the samples have a length greater than 2.0m.

The sample intervals marked by the geologists during core logging were split in half longitudinally with a mechanical core splitter.  One half was bagged for analysis and the other was returned to the core box and kept as a permanent record.  Sampled intervals were marked in the box with metal tags that indicate the interval meterage and the sample number.

AMEC considers the sampling methods to be consistent with industry standard practices.  All of the sampled drill core observed by AMEC during the site visit had been split with care to maximize sample representativity.  That is, all of the core pieces returned to the boxes were completely split and of a uniform size.

No information is available on the sample preparation protocols that were in place prior to 1995.  From 1995 to the present, the samples were prepared at International Plasma Laboratory Ltd in Vancouver, B.C.  IPL’s sample preparation protocol involved crushing the sample in a jaw crusher to 95% passing –10 mesh (2mm).  The crushed sample was then split in a riffle splitter to a 250g subsample, which was pulverized in it’s entirety to 90% passing –150 mesh (100 µm).

Due to the lack of information on the sample preparation protocols prior to 1995, AMEC is unable to comment on their suitability.  For the period from 1995 to the present, it is AMEC’s opinion that the protocol generally corresponds to industry standard practices.  However, AMEC is concerned about the relatively small subsample of crushed material that is pulverized.  The gold content of the subsample may not be representative of the gold content of the entire sample and this is probably contributing to the poor analytical precision discussed below.  Prior to executing any future infill or pre-production drilling, AMEC recommends that Cumberland complete a detailed heterogeneity study to determine the minimum subsample sizes required at each stage of the sample preparation/analytical process.

The majority of the analyses completed since 1995 have been conducted by International Plasma Laboratories of Vancouver, B.C.

QA/QC programs were implemented at the Meadowbank gold project in 1998 in conjunction with prefeasibility studies concluded in 2000.  QA/QC protocols were improved in 2001 in anticipation of future feasibility studies and will continue as development advances and exploration continues.

The first program, which was initiated in 1998, was designed by MRDI Canada at the request of Cumberland. The program consisted of Canmet standard reference materials (“SRM’s”) and blanks inserted into the sample stream by the primary lab (IPL), which also prepared and assayed coarse reject duplicates. Check assays were performed on pulps forwarded to a second lab (Chemex). In addition, a limited number of pulp and reject check assays were performed in 1998 on materials from the 1995, 1996 and 1997 drilling programs.

A more rigorous QA/QC program was instituted by Cumberland in 2001.  That program, which is currently in use, consisted of the insertion of CDN Resource Laboratories Ltd. SRM’s, field blanks and field (core) duplicates at the project site.  For check assays, 5% of annual samples were submitted to a second lab (Acme) for analysis.  In 2003, pulps for a further 5% of the years samples were obtained from the primary lab, new blind standards were inserted, new sample numbers were assigned and the samples were re-submitted to the primary lab.

Results for field duplicates, check assays and re-runs from all programs including 2003, consistently demonstrate an unbiased scatter typical of a coarse gold component or “nugget” effect.  Work to date, including pre-feasibility level QA/QC analysis in 2000 yielded similar conclusions.  The unbiased nature of the scatter was verified through blind submission of previously assayed pulp samples to IPL and Chemex in 1998.  Results from this re-submission program verified that erratic results were likely not the result of poor accuracy or precision, suggesting coarse or liberated gold was the most likely cause of the erratic but unbiased duplicate and check assays. A study needs to be undertaken to determine an ideal pulp sample size, the results of which will be applied to preparation of future exploration program and grade control samples. This will help to reduce this scatter giving greater precision.

The current QA/QC program is deemed adequate, however AMEC recommends the following improvements:

  A study to determine an ideal pulp sample size for all future sampling at the Meadowbank Project. An optimized sample split or pulp size will help towards maintaining acceptable precision of duplicate pair data.

  Stronger measures to ensure that SRM’s submitted to the primary lab are blind.

  A source of blank material be located that is proven to contain no anomalous gold, so that it can more effectively serve its purpose of detecting contamination in the sample prep phase.

  A comprehensive project QA/QC database should be compiled to keep all data together.  This database should be monitored and maintained by designated QA/QC personnel, which will help to monitor lab performance over time.

Mineral Resources and Mineral Reserve Estimates

The mineral resource estimate at Meadowbank is summarized in the table below.

Meadowbank Resource Statement

Deposit	Deposit	Tonnes	Grade	Ounces
Portage (1.5 g/t cut-off)	Measured	1,013,000	5.5	179,000
	Indicated	10,805,000	4.5	1,563,000
	Sub-Total	11,818,000	4.6	1,742,000
	Inferred	774,000	4.3	107,000
Goose Island (1.5 g/t cut-off)	Measured	0	0.0	0
	Indicated	1,924,000	4.8	297,000
	Sub-Total	1,924,000	4.8	297,000
	Inferred	2,069,000	4.8	319,000
Vault Deposit (2.0g cut-off)	Measured	38,000	3.4	4,000
	Indicated	7,905,000	3.6	915,000
	Sub-Total	7,944,000	3.6	919,000
	Inferred	2,513,000	3.8	307,000
All Deposits	Measured	1,051,000	5.4	183,000
	Indicated	20,634,000	4.2	2,786,000
	Sub-Total	21,685,000	4.3	2,998,000
	Inferred	5,356,000	4.3	740,000

Mineral resources at all three Meadowbank deposits were estimated with three dimensional block models interpolated with inverse distance methods. The interpolations were constrained by geologically controlled three dimensional wireframe solid models of the mineralization.

Three-dimensional solid models of geology and mineralization for each of the Meadowbank deposits were created by Cumberland.  They were built by interpreting the geology and extent of mineralization on paper plots of vertical sections displaying diamond drill hole data.  Geological interpretations were hand-drawn by Cumberland geological staff and included all lithological and structural features.  Care was taken to ensure that the interpretations were consistent from section to section.  Grade shells of 1 g/t were constructed with similar methods and utilized mineralized interval composites from the diamond drill holes and the interpreted geology as the primary references.  No minimum thickness was applied.  Care was taken to ensure that dilution was minimized through the application of consistent rules.  Up to 2.0 m of internal waste was allowed, provided that the length-weighted average grade of the waste plus the outer assay result(s) was 0.9 g/t Au or higher.  The geometry of the grade shells was heavily influenced by the geological interpretation and as a result they are generally stratabound.  However, in some cases they do cross lithologic boundaries – in keeping with the current epi-genetic model of mineralization.

The lithology outlines and one-gram shells were then digitized from the paper copies into Gemcom© software as polylines.  The polylines were snapped to the drill hole lithology units and composites, respectively, and then wobbled to smooth the outlines between snapping points.  The outlines (3-D rings) were then stitched together using tie lines to create separate three-dimensional solids for each of the primary rock types and the one-gram shells.  Contour lines were used to create intermediate outlines or to pinch out rock or one-gram solids where needed.

The Meadowbank grade models were validated with four methods:

1.

visual comparison of colour coded blocks and composites on plans and sections;

2.

global comparisons of mean block grades and mean composite grades;

3.

local comparisons of mean block grades and nearest neighbour model grades on a series of section or level slices through each deposit; and

4.

change of support checks with “Herco” comparisons of model grade and tonnage curves against transformed nearest neighbour grade and tonnage curves.

In determining the appropriate classification criteria for the Meadowbank deposits, several factors were considered:

  NI43-101/CIM requirements and guidelines;

  observations from the site visit in 2003;

  confidence limit analyses;

  experience with similar deposits; and

  historical classification schemes at Meadowbank.

The excellent trench exposures of mineralization at Portage and Vault give sufficiently high confidence to the material within 25m of them to justify classification as Measured.  The confidence limit analyses at these two deposits supports the classification of material drilled with a spacing of 50m x 50m as Indicated.  However, the continuity of grade and mineralization in areas drilled with a larger spacing cannot be sufficiently demonstrated for classification as Indicated, but can be reasonably assumed, given the geological model employed by Cumberland.  Therefore this material is eligible for classification as Inferred.

At Goose Island, the lack of trench exposures and relatively wide spaced drilling precludes the classification of mineralization as Measured.  Confidence limit analyses indicate that the portions of the deposit drilled at a spacing of 35m x 35m are eligible for classification as Indicated.  The remainder of the mineralization can be classified as Inferred.  The criteria for classification as Indicated is more conservative at Goose Island than at Portage and Vault because the mineralization at Goose Island is more irregular.

Exploration and Development

The Company is in the process of completing the Feasibility Study on the Meadowbank Project. In March 2004, the Company reported that the Feasibility Study at its Meadowbank Gold Project would not be completed by the end of the first quarter as originally planned and that due to seasonal constraints in shipping, such delay in the Feasibility Study will result in a one-year setback to the planned development of the project.  In addition, the Company also reported an increase in its preliminary capital cost estimates for the Meadowbank Project due to higher than anticipated costs for almost all items required for construction. The Company has since formed a management committee, chaired by Walter Segsworth (one of its directors), and commenced a thorough review of all aspects of the preliminary estimate of capital costs and work is progressing on a wide range of design configurations and alternative throughput variations with a view to finding the most economically attractive parameters for developing a mine at Meadowbank.

The Company’s 2004 exploration program at Meadowbank includes two phases of diamond drilling totalling 12,000 metres and is budgeted at $4.7 million. The program will focus on the expansion of existing gold deposits, new exploration targets and continued generative exploration within the 25 kilometre long gold trend at Meadowbank.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following selected financial data with respect to the Company’s financial condition and results of operations has been derived from the audited financial statements of the Company for the fiscal years ended December 31, 2003, 2002 and 2001, which have been prepared in accordance with accounting principles generally accepted in Canada.  The selected financial data should be read in conjunction with those financial statements and the Notes thereto.

	2003 $	2002 $	2001 $
Revenues	1,556,077	638,254	657,588
Loss from continuing operations(1)	13,434,439	8,697,097	1,947,398
Loss from continuing operations per Share	0.30	0.26	0.07
Net loss	13,434,439	8,697,097	1,947,398
Loss per share	0.30	0.26	0.07
Total assets	59,302,768	28,252,472	15,180,719
Total Long Term Debt(2)	$549,696	$151,223	$0
Cash dividends declared	N/A	N/A	N/A

Notes:

(1)

Loss per share on a fully diluted basis has not been shown, as it is anti-dilutive.

(2)

Represents capital lease obligations.

Dividends

There are no restrictions, which prevent the Company from paying dividends.  The Company has not paid any dividends in the last five fiscal years.  The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Year Ended December 31, 2003 is being incorporated into this document by reference and may be found at www.sedar.com.  This discussion should be read in conjunction with our audited financial statements for the year ended December 31, 2003, which are also incorporated into this document by reference and may also be found at www.sedar.com.

MARKET FOR SECURITIES

Our securities are listed on The Toronto Stock Exchange and the American Stock Exchange under the symbol “CLG”

DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the Company and principal occupation of our directors and officers are as follows:

Name and address(1) (municipality)	Office held	Principal occupation during the past five years
John Greig(2)(3) Delta, B.C.	Chairman & Director

Geologist. Director and Chairman of Eurozinc Mining Corporation from 1999 to 2001, Director and Chairman of International Vestor Resources Ltd. From 1987 to 1999 and Chairman of Redfern Resources Ltd. from 1987 to 1999.

Walter Segsworth(3)(4) West Vancouver, B.C.	Co-Chairman & Director	Mining Engineer. President of Homestake Mining Company from 1998 to 2001, prior thereto President of Westmin Resources.
Kerry Curtis Richmond, B.C.	President, Chief Executive Officer & Director

Geologist.  President and Chief Executive Officer of the Company since March 2003; Interim President and Chief Executive Officer of the Company from October 17, 2002 to February 2003; Senior Vice President of the Company from May 1998 to October 2002; formerly Vice-President, Corporate Development from March 1995 to May 1998.

Abraham Aronowicz(2)(3) Vancouver, B.C.	Director

Independent Businessman; President of EMTWO Properties Inc. since 1982, a real estate company; President of DJA Enterprises since 1985, a real estate company; Director of the Company since June 9, 1994; Formerly: Director of Redfern Resources Ltd. from 1993 – 2000 and Vice-President from 1992 to 2000.

Richard Colterjohn(2) Toronto, Ontario	Director

Since April 2002 Managing Partner, Glencoban Capital Management Inc., a merchant banking firm; from April 1992 to April 2002, Director of UBS Warburg and from April 1999 to April 2002, Managing Director, Corporate Finance Dept. UBS Bunting Warburg Inc.

Glen Dickson North Vancouver, B.C.	Director	Geologist. President & Chief Executive Officer of the Company from February 1994 to October 2002.
John Michael Kenyon(4) Vancouver, B.C.	Director	President of Canico Resource Corp. since 2001, prior thereto President of Hastings Resources Corp., prior thereto President of Sutton Resources Ltd.
Jonathan Rubenstein(2) (4) Vancouver, B.C.	Director	Vice-President & Corporate Secretary and Director of Canico Resource Corp. since 2001; Self-employed Mining Industry Consultant from 1999 to 2001; Director of the Company since May 20, 1983.
Michael L. Carroll Walnut Creek, California	Chief Financial Officer and Corporate Secretary

Certified Public Accountant and Financial Consultant. Chief Financial Officer of the Company since May 2003; Corporate Secretary of the Company since April 2004; Formerly: Self-employed Financial Consultant from 2002 to 2003; Vice President and Treasurer and Director of Taxes for Homestake Mining Company from 1991 to 2002; Assistant Vice President, Bond International Gold Inc. from 1987 to 1991 and Director of Taxes, St. Joe Minerals Corporation 1983 to 1991.

Brad Thiele Surrey, B.C.	Vice President, Meadowbank Development	Professional Mining Engineer. Vice President, Meadowbank Project Development, of the Company since June 2002, prior thereto independent mining consultant.

Notes:

(1)

The information as to the place of residence and principal occupation are not within the knowledge of Cumberland and has been provided by the respective directors and officers indirectly.

(2)

Denotes members of the Audit Committee.

(3)

Denotes members of the Compensation Committee.

(4)

Denotes members of the Corporate Governance Committee.

Directors’ Terms

Name of Director	Commencing	Expiring
John Greig	December 5, 1979	AGM, 2005
Walter Segsworth	April 30, 2002	AGM, 2005
Kerry Curtis	October 17, 2002	AGM, 2006
Abraham Aronowicz	June 09, 1994	AGM 2004
Glen Dickson	May 07, 1993	AGM 2006
Michael Kenyon	December 05, 1979	AGM, 2004
Richard Colterjohn	June 5, 2003	AGM, 2005
Jonathan Rubenstein	May 20, 1983	AGM 2006

Control of Securities

As of April 30, 2003, our directors and senior officers beneficially owned, directly or indirectly, or have control or direction over an aggregate of 5,195,467 of our common shares representing approximately 9.6% of our issued and outstanding common shares on that date.

Corporate Cease Trade Orders or Bankruptcies

Jonathan Rubenstein was a director of Primero Industries Inc in or around 1998, at which time Primero Industries Inc. made a voluntary assignment into bankruptcy.

Michael Kenyon was a director of Crown Resources Corp. in or around October 18, 2001 at which time Crown Resources Corp was suspended from trading on the Toronto Stock Exchange and was subsequently delisted for failure to meet The Toronto Stock Exchange listing requirements.

Other than as stated above, none of our other directors, officers or Shareholder holding enough securities to materially affect the control of the Company has been a director or officer of any other issuer that, while acting in that capacity:

(a)

was the subject of a cease trade or similar order that denied such issuer access to any statutory exemptions under Canadian Securities Legislation for a period of more than 30 consecutive days, or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of our directors, officers or Shareholder holding enough securities to materially affect the control of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian regulatory authority or has entered into a settlement agreement with a Canadian regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor on making an investment decision.

Personal Bankruptcies

None of our directors, officers or Shareholder holding enough securities to materially affect the control of the Company has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, the directors of the Company may have a conflict of interests in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, our directors are required to act honestly, in good faith and in our best interest. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at the time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Company Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers are not aware of any such conflicts of interest as at the date of this AIF.

ADDITIONAL INFORMATION

Upon request to the secretary of the Company at our corporate head office, we will provide:

1.

when the securities of the issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(a)

one copy of this AIF of the Company, together with the pertinent pages of any document incorporated by reference in this AIF;

(b)

one copy of the comparative financial statements for the year ended December 31, 2003 together with the accompanying report of the auditor and one copy of the most recent filed interim financial statements;

(c)

one copy of the information circular of the Company in respect of its 2003 annual general meeting; and

(d)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c);

2.

at any other time, one copy of any documents referred to in 1(a), (b) or (c);

3.

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the information circular for our most recent annual general meeting; additional financial information is provided in our comparative financial statements for our most recently completed financial year.